

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 22, 2017

David Vincent
Chief Executive Officer
Titan Computer Services, Inc.
515 East Las Olas Blvd, Suite 120
Fort Lauderdale, FL 33301

> **Re:** **Titan Computer Services, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 13, 2017**
> **File No. 000-55639**

Dear Mr. Vincent:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications